UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-l
REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OF 1933

Safe and Sound International Inc.

(Exact name of registrant as specified in its (charter)

Delaware

(State or other jurisdiction of incorporation or organization)

6099

 (Primary Standard Industrial Classification Code Number)

Not applicable

(I.R.S. Employer Identification Number)

77-83 Judith Street Crestmead Queensland Australia 4132

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

incnow, Suite 600 Commerce Center 1201 N. Orange Street P.O. Box 511 Wilmington, DE19899 USA

Phone; (302) 5754-877
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

From time to time after this registration statement becomes effective.

 (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule I2b-2 of the Exchange Act ☐

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ Do not check if a smaller reporting company)	Smaller reporting company ☐

SEC 870 (02-08)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Ranking CDs	990,000	$1 AUD	$1,000,000 USD	$92.

Note: Specific details relating to the fee calculation shall be furnished in notes to the table, including references to provisions of Rule 457 (§230.457 of this chapter) relied upon, if the basis of the calculation is not otherwise evident from the information presented in the table. If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offerings and the dollar amount of securities sold may be carried forward on a future registration statement pursuant to Rule 429 under the Securities Act.

[501-3]1 There are no underwriters discounts or commissions. There are no selling security holders. Broker dealer commissions are anticipated to be 1%. All net proceeds of sales will be applied directly to the investment programme.

These securities are not currently and are not intended to be listed on any national I securities exchange or the Nasdaq Stock Market.

All investments carry risk, subscribers are encouraged to study investment risks generally and to consider the information provided under the heading Risk Factors on page 3.

These securities are not offered to entities resident in Delaware. This condition may be varied at the sole discretion of the issuer, in writing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The offer is not underwritten.

The date of the prospectus is 09 MARCH 2012

The information in the prospectus will be amended or completed;

A registration statement relating to these securities has been filed with the Securities and Exchange Commission;

The securities may not be sold until the registration statement becomes effective; and

The prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where offers or sales are not permitted. The legend may be in the following or other clear, plain language:

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted
_____________________
1 Items that appear in ‘[ ]’, square brackets are provide as a courtesy for ease of navigation for advisors, regulators and investors. These items shall not impact the legal interpretation of the document.

[502] Table of contents

Serial	Topic	Page
1	Statutory front cover inclusions	1-2
2	Summary of prospectus	3
3	Risk factors	3
4	Dealers compensation	4
5	Summary of the offer	4
6	Independent accounts	F1-F7

Summary of prospectus:

Principal executive office;

77-83 Judith Street
Crestmead
Queensland Australia 4132
Phone number + 61 (0) 409346458

Risk factors

The issue provides subscribers with the opportunity to access exposure to the Australian Dollar, and Australian Government Guarantees for bank deposits / term deposits / certificates of deposit. Accordingly subscribers may experience loss if an adverse movement in AUD / USD exchange rates were to occur. In the unlikely event of a system wide banking failure, the Australian government may default on its Guarantee While this is exceedingly unlikely it is theoretically possible.

The issuer is a Delaware company incorporated for the purpose of this issue. As subscribers would expect it has no operating history or recent profitable periods to report. There is no market for securities offered. The financial position is vey strong as we have no debts, no losses, minimal fixed costs and minimal ongoing costs. The key people involved have 20 years experience in unregulated financial markets The ultimate principle shareholder is a NZ banking institution, Safe and Sound. Safe and Sound is incorporated as a Building Society in New Zealand Safe and Sound is regulated by;

(a)	The Reserve Bank of New Zealand (RBNZ),
(b)	The New Zealand Ministry of Economic Development,
(c)	The Companies office,
(d)	The Building Society Registrar,
(e)	Its Trustees,
(f)	Board,
(g)	External Auditors and internal management.

Ratio of earnings to fixed charges 0:0

Proforma ratio 0:0

(e) Smaller reporting companies. A registrant that qualifies as a smaller reporting company, as defined by §229.10(f), need not comply with paragraph (d) of this Item.

The proposed business is to merely provide US based investors with quick, easy and affordable access to Australian dollar denominated CDs, which are ultimately Australian Government Guaranteed. This will also give investors access to Australian interest rates which are currently much higher than US interest rates.

[504] Use of proceeds

In the ordinary course of business the net proceeds shall be used to invest in Australian Government Guaranteed. Certificates of Deposit with Australian Banks.

[505 & 506 not applicable as debt securities are offered]

[507 not applicable as no securities are being offered for sale on account of an existing holders]

[509 Plan of distribution]

Plan of distribution

Once registered, the securities will be offered to brokers or dealers for marketing to subscribers. There are currently no arrangements in place.

Disclose the offering expenses [specified in Item 511 of Regulation S-K (17 CFR 229.511).]

Incorporation etc $317

Filing fee $92

Internal labour including; legal, admin, research and compilation $12,000

Accounting; $1,000

Dealers compensation.

Dealers will be offered a competitive market rate of commission as negotiated from time to time with the issuer. It is anticipated that depending on the particulars this would be 1%, one per centum.

Interests of named experts and counsel.

The named experts and counsel if any have, no interests in this issue, that are required to be disclosed.

Summary; The offer is for, Australian Government Guaranteed Certificates of Deposit in Australian Dollars in Australian Banks. The offer is made on a ‘best endeavours basis’.

Description of securities;

1.0	Title of securities: 1st Class debt Securities.

2.0	Principal amount being offered; 1,000,000 (one million).

3.0	This is not a series and thus the total authorized amount is also, 1,000,000 (one million).

4.0	At the date of registration the total amount of securities outstanding / previously issued is zero as this is an original offering.

5.0
Maturity; generally the maturity will be from five to seven years from the issue date. The securities will have a maturity date that will be agreed between the issuer and each subscriber upon subscription. The maturity may be any time frame agreed between the issuer and the subscriber.

6.0
Interest; generally the issuer is offering to subscribers a competitive interest rate. It is anticipated that a competitive interest rate would be between .25% and 7% per annum. The interest rate will be affected by market developments, the size of the subscription and other factors outside of the control of the issuer. The securities will have an interest rate that will be agreed between the issuer and each subscriber from time to time. The interest rate may be any interest rate agreed between the issuer and each subscriber or group of subscribers.

7.0
Conversion; generally the offer of the issuer is that; these securities have no ability to convert into equity or any other type of security. The securities being offered by this prospectus are debt securities. In the normal course of business these securities have no conversion entitlement.

8.0	Redemption; generally the offer the issuer is that; these securities will either;

	(a)	Be redeemed at maturity as agreed at the time of the subscription, or
	(b)	Be renewed at maturity as agreed at the appropriate time, or
	(c)	Be redeemed prior to maturity at the sole discretion of the issuer, at the subscribers instigation, or
(d)
Be redeemed prior to maturity at the sole discretion of the issuer, and at the issuer’s instigation. In this case the security holder will be entitle to the interest rate agreed, calculated for the time the security was held.

	(e)	The issuer, with any or no notice, for any or no reason, may at the issuers sole discretion suspend redemption without penalty or liability to any person for any injury.
	(f)	The issuer, for any or no reason, may apply a penalty for early redemption, should a security holder instigate early redemption. The penalty will be as agreed at the time of subscription.

9.0		Notice; Notice, if require will normally include; email, sms, telephone, fax, letter or registered letter.

10.0
Amortization; generally the offer of the issuer is that there will be no particular effect of amortization upon the securities herein described. The issuer follows the usual and customary accounting procedures with regard to International Financial Reporting Standards and Generally Accepted Accounting Principles.

11.0
Sinking fund; generally the offer of the issuer is that there will be no particular effect of any sinking fund upon the securities herein described. The issuer follows the usual and customary accounting procedures with regard to International Financial Reporting Standards and Generally Accepted Accounting Principles.

12.0
Retirement; generally the offer of the issuer is that there will be no particular effect of retirement upon the securities herein described. The issuer follows the usual and customary accounting procedures with regard to International Financial Reporting Standards and Generally Accepted Accounting Principles.

13.0		Liens securing the securities; generally the intention of the issuers is to;

(a)		Issue securities,
(b)		Raise funds,
(c)		Invest these funds, in Australian Banks, pursuant to the Australian Federal Government Guarantee.
(d)		Accordingly the liens are in effect, primarily a lien on the Australian Government,
(e)		Other investments should not exceed a material portion of the balance sheet.

14.0
Principal properties of the lien; As the principal investments are intended to be investments with Australian banks, guaranteed by the Australian government the principal property is the credit worthiness of the Australian government and the assets of the Commonwealth of Australia.

15.0
Subordination of rights; generally the intention of the issuer is that the holders of the securities herein described are the most senior ranking creditors, as far as allowable by law. It may be that in certain circumstances taxation authorities or employee benefits may prove to have a more senior claim at law. However, there are no other creditors and trade creditors aside there is not intended to be any other creditors. Trade creditors’ includes; the usual range of service providers, lawyers, accountants, office cleaners, utilities providers etc.

The issuer is free to incur trade credit, including; accruing taxation liabilities and other trade creditors as one would anticipate in the conduct of a business.

16.0	Declaration of dividends; There will be no dividends payable. Security holders will be rewarded by way of interest as agreed between the issuer and the subscriber at time of subscription.

17.0
Asset ratio; There is no restriction on asset ratio as for all material purposes the issuer should remain free from financial obligation, other than the obligation to repay capital and interest to security holders, of the securities herein described.

18.0
Reserves; There is no restriction or requirement for the issuer to hold reserves. In order to pay the security holder the maximum interest the issuer will need to be fully invested rather than fully liquid.

19.0	Additional debt; Additional debt may not be incurred other than trade credit as per 14.0 above.

20.0	Issuance of additional securities;

(a) Issuance of additional volume of securities equal in character to the securities herein described is unrestricted.
(b) Issuance of additional classes of securities is restricted as per 14.0 above.

21.0	Not applicable; Matters arising from Para 5 of S229.202.

22.0
Default; The general intent of the issuer is to avoid default by having a fundamentally sound business. By avoiding any additional debt and running a tight business it is hard to foresee any possibility of default. Default is generally accepted to be the inability to pay obligations as and when they fall due. Default is differentiated from dispute by the delineation between “inability” and “unwillingness”, to pay an obligation as and when they fall due. Default could only be certain upon the issuer evidently not paying its obligations as and when they fall due, and the issuer publishing a written statement confirming that this was not an administrative error or a dispute, and was a default.

23.0	[Para six] The terms of indenture are itemised herewith and herein.

24.0
Modification of terms; The general intent of the issuer is that; the terms of the security or the rights of the security holders could only be modified by mutual written consent and would generally not happen other than as per 8.0 above, so far as allowable by law.

25.0	Rights; The rights evidenced by the securities to be registered shall not be materially limited or qualified by the rights of any other authorized class of securities.

(REF 229.202:1 B)

26.0
The securities to be registered are debt securities. The rate of interest will be confirmed in writing between the issuer and the subscriber at the time of application. The date of maturity will be confirmed in writing between the issuer and the subscriber at the time of application. (Re) payment of principal and interest is contingent upon the issuer being financially able to pay. In short the issuer is relying upon the credit worthiness of the Australian government. The securities herein described have the highest priority allowable by law. The callable or putable nature of the securities is described in 8.0 above.

Interests of named experts and counsel.

The named experts and counsel if any have, no interests in this issue, that are required to be disclosed.

ABN 86651839109
M: 0432 786 995
Email: braggtw@y7mail.com
258 Middle Rd. Boronia Heights Q 4124

To the Board of Safe and Sound International Inc.	07 March, 2012

Being a suitably qualified. and independent Accountant, I provide the attached accounts.

I also expressly consent to be named in the prospectus.

For clarity I state that I have no interest in the issue which is required to be disclosed.

Yours Sincerely,

(Terrence W. Bragg) FIPA102957 CPA 9765757

SAFE AND SOUND INNTERNATIONAL

Balance Sheet
as 27FEB12
USD

	Note	2012 $
Capital And Reserves

Share Capital		317.00
Retained Earnings (losses)		—
Total Closing Equity		317.00

Equity is represented by:

Current Assets

Non Current Assets

Formation Expenses		317.00

Total Non Curent Assets		317.00

Current Liabilities
Accruals
Creditors		—
Total Current Liabilities		0.00

Net Assets		317.00

F1

SNS INTERNATIONAL

CASH FLOW STATEMENT
Income
		$

	Funds Received as Application Money	317.00

Expenses

	Formation Expenses *	317.00

	Discrepany between Income and Expenses	0.00

*	Formation Expenses classified as and asset to be amortised over a period of five (5) financial years.

F2

	GENERAL JOURNAL

		DR	CR
DATE	NARRATION	$	$
27-Feb-12	Cash At Bank	317.00
	Share Application
	(Being Application Money Received on 3,170 shares with a par value of $0.10 each)		317.00

27-Feb-12	Share Application	317.00
	Share Capital
	(Being Transfer Of Application Money To Capital)		317.00

F3

SNS INTERNATIONAL

CASH AT BANK

	$				$

27-Feb-12	Share Application	317.00	27-Feb-12	Formation Expenses	317.00

F4

SNS INTERNATIONAL

SHARE APPLICATION

27-Feb-12	SHARE CAPITAL	317.00	27-Feb-12	CASH AT BANK	317.00

F5

SNS INTERNATIONAL

SHARE CAPITAL.

27-Feb-12	Share Application	317.00

F6

SNS INTERNATIONAL

FORMATION EXPENSES

		$	$

27-Feb-12	Cash At Bank	317.00

F7

[Outside back cover]

Dealer Prospectus Delivery Obligation

Until 09 MARCH 2017, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions